

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Richard A. Bachmann
Chief Executive Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170

     Re: Energy Partners, Ltd.
             Form 10-K for Fiscal Year Ended December 31, 2006, as amended
             Filed March 1, 2007
             File No. 001-16179

Dear Mr. Bachmann:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         H. Roger Schwall
                         Assistant Director